2 February 2007


                                 CORUS GROUP plc


 SECTION 198 COMPANIES ACT 1985 (The "Act") - DISCLOSURE OF INTEREST IN SHARES


Corus Group plc (the "Company") received notification on 1 February 2007 from Bear Stearns International Trading Limited, that as of close of business on 31 January 2007, Bear Stearns International Trading Limited beneficially owned 18,605,041 ordinary shares representing an interest of 1.967% of the Company's issued share capital.

END.